Exhibit 99.6

Privet Fund Management LLC Sends Revised Proposal to Acquire Norsat International Inc. for US$11.50 Per Share

ATLANTA, GA, June 12, 2017 /CNW/ - Privet Fund Management LLC ("Privet") announced today that Privet sent a letter to the board of directors of Norsat International Inc. ("Norsat") (TSX:NII , NYSE MKT:NSAT) containing a revised proposal to acquire 100% of the common shares of Norsat not already owned by Privet and its affiliates at a price of US$11.50 per share in cash pursuant to a plan of arrangement. This consideration is greater than the US$11.25 per share in consideration offered by Hytera Communications Co., Ltd. ("Hytera") in Hytera's arrangement agreement (as amended, the "Hytera Agreement") with Norsat.

Privet is confident that this revised proposal constitutes a "Superior Proposal" as defined in the Hytera Agreement. Privet will provide all of the equity capital necessary for the proposal and has received amending letters to the debt commitment letters previously provided to finance a portion of the consideration. Privet anticipates that the required regulatory approvals would not materially impact the timing or certainty of the transaction. Furthermore, given Privet's substantial existing ownership, Privet is highly confident that shareholder approval of the proposal will be readily obtained.

The proposal is non-binding and is subject to the negotiation and execution of a mutually acceptable definitive acquisition agreement between Privet and Norsat. Privet is prepared to execute a definitive arrangement agreement, which includes terms and conditions substantially similar to those in the Hytera Agreement, should the board of directors of Norsat determine that Privet's proposal constitutes a "Superior Proposal" as defined in the Hytera Agreement.

Privet and its affiliates continue to maintain ownership and control of 1,027,170 common shares of Norsat, representing approximately 17.6% of the outstanding common shares (based upon the 5,848,808 common shares stated to be issued and outstanding as of May 2, 2017 by Norsat in its management's discussion and analysis for the period ended March 31, 2017 filed on May 3, 2017).

Privet, a Delaware limited liability company and a registered investment advisor under the United States Investment Advisers Act of 1940, as amended, is the investment advisor and general partner to Privet Fund LP, a Delaware limited partnership. Ryan Levenson is the sole managing member of Privet. IRIS Holdings, Inc. and IRIS Canada Acquisition Corp. are direct or indirect subsidiaries of Privet. Each of Privet Fund LP, Ryan Levenson, IRIS Holdings, Inc. and IRIS Canada Acquisition Corp. may be considered joint actors with Privet in connection with the disclosure set out herein.

An early warning report on Form 62-103F1 will be filed by Privet in accordance with applicable Canadian securities laws and will be available on the SEDAR website at www.sedar.com. The early warning report will include a description of the material terms and conditions of the equity and debt commitments. Additional information is also being filed by Privet, Privet Fund LP and Ryan Levenson in accordance with applicable U.S. securities laws.

Depending on various factors, Privet may take such actions with respect to its investment in Norsat as it deems appropriate, including, without limitation, purchasing additional securities or other financial instruments relating to Norsat or selling some or all of the securities, engaging in hedging or similar transactions with respect to securities related to Norsat and/or otherwise changing its intentions with respect to the purposes of its investment in Norsat.

For further information:

For a copy of the early warning report, go to www.sedar.com or contact Kevin R. West, SkyLaw Professional Corporation at 1.416.759.5299.